VIA EDGAR

April 29, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	Magenta Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-231097

Dear Ms. Aldave:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, (the “Underwriters”) hereby join in the request of Magenta Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective on May 1, 2019 at 4:00 p.m. Eastern Time or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Goodwin Procter LLP, may orally request by telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, the Underwriters wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages as follows]

Accepted: As of the date first written above

J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC
COWEN AND COMPANY, LLC

For themselves and on behalf of the several Underwriters listed in Schedule 1 hereto.

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke
Title: Executive Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name: Elizabeth Wood
Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ George Milstein
Name: George Milstein
Title: Managing Director

[Signature Page to Acceleration Request]